

February 7, 2014

Via E-mail
Alicia Grande
Vice President, Treasurer and Chief Financial Officer
Catalyst Pharmaceutical Partners, Inc.
355 Alhambra Circle
Suite 1500
Coral Gables, FL 33134

> **Re:** **Catalyst Pharmaceutical Partners, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 31, 2014**
> **File No. 333-193699**

Dear Ms. Grande:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. Please set forth on the outside front cover of the prospectus the calculation of the aggregate market value of your outstanding voting and nonvoting common equity pursuant to Instruction 7 to General Instruction I.B.6. of Form S-3 and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. In September 2013, you appear to have sold approximately $15.1 million of common stock registered on Form S-3. Please be advised that General Instruction I.B.6 of Form S-3 allows the sale of no more than one-third of the aggregate market value of your voting and non-voting common equity held by non-affiliates within 12 calendar months. Accordingly, it appears that you will not be eligible to sell any of the securities being registered under this registration statement until October 1, 2014 or until such time as the aggregate market value of your voting and non-voting common equity held by non-affiliates is $75 million or more.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Philip B. Schwartz, Esq.
        Akerman LLP
        350 Las Olas Blvd., 16th Floor
        Fort Lauderdale, FL 33301